EXHIBIT 5

                                   May 4, 2004


CEL-SCI Corporation
8229 Boone Blvd., #802
Vienna, Virginia 22182




This letter will constitute an opinion upon the legality of the sale by CEL-SCI Corporation, a Colorado corporation ("CEL-SCI"), of 6,402,439 shares of common stock, all as referred to in the Registration Statement on Form S-3 (File No. 333-111357) filed by CEL-SCI with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of CEL-SCI and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, CEL-SCI is authorized to issue the shares of stock mentioned above and such shares represent fully paid and non-assessable shares of CEL-SCI's common stock.

Very truly yours,

HART & TRINEN

William T. Hart